

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

<u>Via Email</u>
Bipin C. Shah
Chief Executive Officer
Universal Business Payment Solutions Acquisition Corporation
1175 Lancaster Avenue, Suite 100
Berwyn, PA, 19132

> **Re: Universal Business Payment Solutions Acquisition Corporation**
> **Registration Statement on Form S-3**
> **Filed March 18, 2013**
> **File No. 333-187339**

Dear Mr. Shah:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, you have not included a delaying amendment on the cover page of the registration statement required by Rule 473 under the Securities Act. Please amend your filing within two business days with the appropriate legend, which you may provide in a letter submitted in EDGAR under the caption DELAM.

We also note that the registration statement does not include current financial statements as required by Rule 8-08 of Regulation S-X and that you do not appear to satisfy general instruction I.A.3(b) to Form S-3, as your Form 10-Q for the period ended December 31, 2012, was not timely filed and has not been filed. For these reasons, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any questions. If you need further assistance, please contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal